Filed by NationsHealth Holdings, L.L.C.
                                        pursuant to Rule 425 under the
                                        Securities Act of 1933 and deemed filed
                                        pursuant to Rule 14a-12 under the
                                        Securities Exchange Act of 1934

                                        Subject Company: Millstream Acquisition
                                        Corporation, SEC File No. 000-50348


                                  PRESS RELEASE



[WELLPOINT PHARMACY                                         [NATIONSHEALTH LOGO]
MANAGEMENT LOGO



FOR IMMEDIATE RELEASE                                             MARCH 26, 2004
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MEDIA CONTACTS: Lisa Mee-Stephenson                        Chuck Schneider
                (805) 557-6790 or (818) 618-7998           (954) 903-5267
                lisa.mee-stephenson@wellpoint.com          cschneider@uspgi.com
                ---------------------------------          --------------------


               WELLPOINT PHARMACY MANAGEMENT AND NATIONSHEALTH(R)
                        TO OFFER PRECISIONDISCOUNTS CARD,
            A JOINT MEDICARE-APPROVED PRESCRIPTION DRUG DISCOUNT CARD

WEST HILLS, CALIF. - WellPoint Pharmacy Management and NationsHealth today announced that the Centers for Medicare and Medicaid (CMS) has approved the application for Medicare endorsement of a national prescription drug discount card, which the two companies have named the PrecisionDiscounts Program. The PrecisionDiscounts Program will utilize a large network of chain and independent pharmacies nationwide.

"WellPoint Pharmacy Management is well positioned and equipped to participate in this discount care program," said Michael Nameth, general manager, WellPoint Pharmacy Management. "Working together with NationsHealth, we are very excited about this opportunity to add a Medicare-approved discount card program to our portfolio of prescription benefits and services."

"We look forward to providing this valuable discount card program coupled with a high level of satisfaction for beneficiaries nationwide," said Dr. Glenn M. Parker, NationsHealth chief executive officer and co-founder. "We believe that our association with WellPoint Pharmacy Management allows us to provide a program unsurpassed in its benefits to members."

The PrecisionDiscounts Program expects to offer open enrollment in May 2004 to all eligible Medicare beneficiaries. The PrecisionDiscounts Card will provide discounts off the regular cash price of thousands of prescription drugs. The PrecisionDiscounts Program has, on behalf of members, negotiated discounts with pharmacies and all leading pharmaceutical companies and will pass a substantial portion of these discounts along to PrecisionDiscounts cardholders further decreasing the out-of-pocket cost of prescription medications.

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PRECISIONDISCOUNTS

NationsHealth is one of the nation's leading discount card providers with over
1.5 million enrolled members and has vast experience enrolling individual Medicare beneficiaries into a discount prescription plan. In addition, NationsHealth is a participating Medicare provider and offers its members Medicare Part B services such as home delivery of diabetes supplies and respiratory medication on a Medicare-assignment basis. This allows members to receive their doctor's ordered supplies and Medicare-covered prescriptions without upfront costs so the patient is never waiting for reimbursement. NationsHealth also completes all the necessary paper and files all claim forms on behalf of members. The company plans to expand its product offerings to include specialty pharmaceuticals and additional services. NationsHealth currently operates its Medicare business through a wholly-owned subsidiary, United States Pharmaceutical Group, L.L.C. On March 9, 2004, NationsHealth and Millstream Acquisition Corporation (OTCBB: MSTM, MSTMW, and MSTMU) entered into a definitive agreement pursuant to which NationsHealth will merger with a wholly-owned subsidiary of Millstream. Upon consummation of the merger, Millstream will change its name to NationsHealth, Inc. NationsHealth can be found on the web at www.nationshealth.net.

Millstream stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Millstream stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Millstream and NationsHealth, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Millstream, 435 Devon Park Drive Building 400, Wayne, PA 19087. The respective directors and executive officers of Millstream and NationsHealth and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Millstream's directors and executive officers is available in its Form 10-KSB for the year ended December 31, 2003, filed with the Securities and Exchange Commission. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

WellPoint Pharmacy Management, the nation's leading health plan-owned pharmacy benefit management company, serves more than 31 million lives. WellPoint Pharmacy Management is the trade name of Professional Claim Services Inc., a wholly owned subsidiary of WellPoint Health Networks Inc. (NYSE: WLP). With complete pharmacy benefit management services for employers and health plans nationwide, WellPoint Pharmacy Management's products include, clinical management programs, drug formulary management, claims processing, benefit design consultation, pharmacy network management, local network contract development, manufacturer discount programs, prescription drug databases and utilization management. In addition, WellPoint Pharmacy Management provides mail order pharmacy fulfillment services through its affiliate, PrecisionRx, Inc. WellPoint Pharmacy Management can be found on the web at www.wellpointrx.com.,

CAUTIONARY STATEMENT: Certain statements contained in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results could differ materially due to, among other things, operational and other difficulties associated with integrating acquired business, general business conditions, competition among managed care companies, rising health care costs, trends in medical care rations, health care reform, delay in receipt of regulatory and other approvals for pending transactions, other regulatory issues and, with respect to NationsHealth, changes in Medicare, Medicaid, Tricare, Champus and any other state or national-based reimbursement program. Additional risk factors are listed from time to time in WellPoint's various SEC reports, including but not limited to, its Annual Report on Form 10-K for the year ended December 31, 2003.

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